May 8, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner
Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation

Re:	flyExclusive, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-276627
Filed April 10, 2025
Ladies and Gentlemen:
We write this letter on behalf of our client flyExclusive, Inc. (the “Company” or “flyExclusive”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing, as set forth in the Staff’s letter dated April 28, 2025 (the “Comment Letter”). The relevant text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments. Disclosure changes made in response to the Staff’s comments have been made in Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter. Page number references in the comment responses below refer to the Amendment.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Risk Factors
Substantial future sales of our Class A Common Stock by existing stockholders could cause the market price of our Class A Common Stock, page 30
1.We note your risk factor disclosure that you have filed a registration statement to register shares of your Class A Common Stock for resale by existing stockholders that represent approximately 90.5% of your total shares of Class A Common Stock outstanding on a fully diluted basis as of March 14, 2025, including shares owned by Segrave Jr., your CEO and Chairman, and EG Sponsor LLC. Please revise to clarify whether this percentage includes the shares registered for resale under the Registration Statement on Form S-1 (File No. 333-282855). In this regard we note your disclosure on page 5 that the current offering involves the potential sale of up to 82,328,476 shares of your Class A Common Stock, which represents approximately

Division of Corporation Finance
May 8, 2025
80% of your total outstanding shares of Class A Common Stock on a fully diluted basis (inclusive of all shares of Class A Common Stock issuable upon exercise of the publicly traded warrants and the private placement warrants and the exchange of LGM Common Units).
The risk factor on page 32 has been revised to refer to each of the resale registration statements and to clarify how the percentages have been calculated.
General
2.We note you filed a registration statement on Form S-4 to register shares of your Class A common stock that will be issued in connection with the merger of a wholly owned subsidiary of flyExclusive with and into Jet.AI SpinCo, Inc., with Jet AI SpinCo surviving the merger as a wholly owned subsidiary of flyExclusive. Please revise your prospectus to disclose this pending merger and describe the potential impact of the issuance of these shares on your shareholders.
The Company has revised the prospectus to add disclosure about the proposed merger and associated risks on pages 1 through 3, 7 through 8, and 30.
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The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at dreynolds@wyrick.com or by telephone at (919) 865-2805.

Sincerely,

WYRICK ROBBINS YATES & PONTON

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Thomas James Segrave, Jr., Chief Executive Officer and Chairman, flyExclusive, Inc.
Bradley G. Garner, Chief Financial Officer, flyExclusive, Inc.